SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                   Three-year period ending December 31, 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

              Statement Pursuant to Section 12(i) of Public Utility
                     Holding Company Act of 1935, as amended
                        ("PUCHA"), and Rule 71 thereunder
                 by a Person Regularly Employed or Retained by a
               Registered Holding Company or a Subsidiary Thereof


1.   Name and business address of person filing statement.

         John L. Stowell
         Cinergy Corp.
         139 East Fourth Street
         Cincinnati, Ohio 45202

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

         Not applicable.

3.   Registered   holding   company  and  subsidiary   companies  by  which  the
     undersigned is regularly employed or retained.

         Cinergy Corp. and its subsidiary companies

4. Position or relationship in which the undersigned is employed or retained by Cinergy Corp. or its subsidiary companies, and brief description of nature of services to be rendered in that capacity.

         General Manager, Public Affairs of Cinergy Corp.

         In addition to the foregoing positions, the undersigned may be employed in the same position or other positions with other of the companies in the Cinergy system.

         In such capacities, the undersigned may participate in presenting, advocating, or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of the Public Utility Holding Company Act of 1935, as amended, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

         It is anticipated that the undersigned's annual base salary will not exceed $300,000 in 2001. During the calendar years 2002 and 2003, it is estimated that the undersigned will receive compensation comparable to that received in 2001, but the exact amount of compensation cannot presently be forecast with any degree of precision. The undersigned receives salary payments from Cinergy Services, Inc., which in turn may charge or allocate a portion of such salary and bonus expense to other companies described in item 3 above in accordance with applicable service agreements and orders of the Securities and Exchange Commission.

     (b) Basis for compensation if other than salary.

         In addition to base salary, the undersigned may participate in certain employee benefit plans and may receive a bonus under an incentive compensation plan; however, the amount, if any, of such bonus and other benefits cannot presently be predicted.



Date: March 20, 2001                       Signed: /s/John L. Stowell